Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Gurpreet S. Bal tel: +1.650.233.4772 gurpreet.bal@pillsburylaw.com
VIA EDGAR

December 16, 2022
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Robert Littlepage, Accounting Branch Chief
Alexandra Barone, Staff Attorney
Matthew Crispino, Staff Attorney
Joseph Kempf, Senior Staff Accountant
Re: Silvaco Group, Inc.
Draft Registration Statement on Form S-1 Submitted September 23, 2022
CIK No. 0001943289
Ladies and Gentlemen:
On behalf of Silvaco Group, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance, Office of Technology (the “Staff”) contained in its letter, dated October 20, 2022 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on September 23, 2022 (the “Draft Registration Statement”).
The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Amended DRS marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.
The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

U.S. Securities & Exchange Commission

Draft Registration Statement on Form S-1 Submitted September 23, 2022
Cover Page
1.Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.
Response: The Registrant confirms that the Filing Fee Table will be filed as exhibit 107 to the Amended DRS by amendment.

Prospectus Summary
Overview, page 1
2.Please expand your disclosure of your total addressable market opportunity for EDA software to address any assumptions and limitations associated with the calculation of such specific market opportunity.
Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that disclosure has been added on page 72 of the Amended DRS.
Risk Factors
Our international sales constitute a substantial portion of our revenue and could be negatively affected..., page 19
3.You disclose that you have a wholly foreign-owned enterprise operating in China as well as employees and customers in China. Please expand your disclosure to discuss the extent of your operations in China, including quantifying the portion that your enterprise in China contributes to your operations and revenues. Also, discuss the material risks resulting from your China-based business operations.
Response: The Registrant respectfully acknowledges the Staff’s comment and has added disclosures on pages 20 and 21 of the Amended DRS.
Our operations could be disrupted by geopolitical conditions..., page 20
4.Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
Response: The Registrant respectfully acknowledges the Staff’s comment and has added disclosure on pages 21, 22 and 55 of the Amended DRS.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Impact of COVID-19, page 52
5.We note your general disclosures of the social and economic impacts from COVID-19 both here and on page 24. Please expand to discuss the specific COVID-19 impact you have experienced to your results of operations, financial condition and relevant metrics. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.
Response: The Registrant respectfully acknowledges the Staff’s comment and has added disclosure on page 55 of the Amended DRS.
Key Factors Affecting our Results of Operations and Future Performance, page 53
6.Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers. In this regard, we note that your business is tied to the semiconductor industry, which has been adversely impacted by Russia’s invasion of Ukraine.
Response: The Registrant respectfully acknowledges the Staff's comment and has added disclosures on page 55 of the Amended DRS. The Registrant respectfully notes that while economic trends such as the conflict in the affected region have the potential to impact the Registrant’s business, the Registrant does not consider such conflict to have a material impact on its business at this time because it derives no revenue from Russia or Ukraine and has an aggregate of only 17 employees and 2 contractors in the affected region, representing approximately 6.6% of the Registrant's total workforce. The Registrant does not consider any employee or contractors located in Russia or Ukraine as key employees.

Relationships with Key Customers, page 53
7.We note your disclosure here and on page 77 regarding the significance of your relationships with key customers. Revise your disclosure here and in your Business section, as appropriate, to provide the material terms of your agreements with your key customers, including whether you have written agreements with these parties.
Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the disclosures on pages 56 and 83 of the Amended DRS have been revised. The Registrant further advises the Staff that it believes it does not have key customers to disclose in the Amended DRS because its revenue is not concentrated in a small number of customers and its

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strategic relationships with any one customer, or a small group of customers, is not material to its business.
Shares Eligible for Future Sale
Lock-Up Agreements, page 110
8.Please revise to summarize the exceptions to the lock-up agreements with your officers, directors and existing stockholders.
Response: In response to the Staff’s comment, disclosure has been added on pages 117, 122 and 123 of the Amended DRS.
Financial Statements
2. Summary of Significant Accounting Policies Basis of Presentation and Consolidation, page F-8
9.We note the Company's seventeen subsidiaries "are all directly or indirectly owned or controlled by the Company." Disclose your accounting policies concerning the consolidation of subsidiaries that are controlled on a basis other than ownership and advise us. You should fully comply with the disclosure requirements of ASC 810.
Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that disclosure has been revised on page F-8 of the Amended DRS to explain that the Company's subsidiaries with operations in North America, Europe, Asia and South America are wholly-owned.
Revenue Recognition, page F-9
10.Please expand your revenue recognition policy note to fully address your policies with respect to custom development. Describe in this disclosure the custom development activities and the contractual terms under which you contract with customers to provide such services.
Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that disclosure has been added on pages 57 and F-9 of the Amended DRS, including to clarify that the Registrant does not provide custom development except for integration services to assist customers with integration of the Registrant’s licensed SIP.
General
11.You refer to your prior operations in Russia and Ukraine. Please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:
•resulting from sanctions, limitations on obtaining relevant government approvals,

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currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;
•resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
•that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.
If the impact is not material, please explain why.
Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that disclosure has been added on pages 21, 22, 55 and F-34 of the Amended DRS. The Registrant respectfully notes that while such conflict in the affected region may have the potential to impact the Registrant’s business, the Registrant does not believe such conflict will have a material impact on its business because it derives no revenue from Russia or Ukraine and has an aggregate of only 17 employees and 2 contractors in the affected region. The Registrant does not consider any employee or contractors located in Russia or Ukraine as key employees.
12.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
Response: The Registrant Respectfully notes that it will supplementally provide the Staff the requested materials under separate cover.
*****
Please contact the undersigned at (650) 233-4772 or gurpreet.bal@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Gurpreet S. Bal

cc:	Babak A. Taheri
Gabriella A. Lombardi

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